## Contact

www.linkedin.com/in/sequoiab
(LinkedIn)
hoo.be/sequoiab (Personal)

## Top Skills

Venture Capital
Editorial
Podcasting

## Languages

English (Native or Bilingual)

## Certifications

Digital Product Management:
Modern Fundamentals
Bachelor of Arts

## Honors-Awards

Telly Award

## Publications

Silicon Valley, Tech Editor

# Sequoia Blodgett

Co-Founder - Frame Me | Get High-Quality Video Content Fast
United States

## Summary

➡# I'm Sequoia - CEO and Co-Founder of Frame Me, an AI-powered video production platform. I work with businesses that want to create high-quality video content quickly, enhance their brand presence, and drive growth through compelling visuals.

I've directed music videos for some of the biggest artists in the world and helped hundreds of businesses worldwide increase their revenues and brand impact through expertly crafted content. I believe in a tailored approach, ensuring that every video strategy fits your unique business needs.

Here is how I can help:

➡# Speak at your event or conference

➡# Host an interactive Video Content Day for your team

➡# Work with you to elevate your brand and create impactful video content

➡# Help you develop a strategy for integrating video into your existing marketing plan

With Frame Me, you get access to top videographers and AI-driven tools that streamline your content creation process, ensuring you deliver high-quality videos that resonate with your audience.

To get a glimpse of what Frame Me can do for your business, schedule a call:
https://calendly.com/framefocusme/30min

_____

## Experience

## Frame Me
### Co-Founder
January 2024 - Present (10 months)
Atlanta, Georgia, United States

Powered by Microsoft for Startups

• Frame Me is an AI-driven video production platform designed for SMBs to rapidly produce content to increase organic traffic and boost revenue.

## Truist
### Vice President, Innovation & Content Strategy
January 2023 - November 2023 (11 months)
Atlanta, Georgia, United States

Ranked as the 7th largest bank in the United States by assets

• Spearheaded the transformation of our innovation strategy, aligning marketing communications with the organization's vision through high-level strategic storytelling to drive market leadership.

• Developed and executed executive-level narratives that positioned innovation as a core differentiator, seamlessly integrating with advanced digital media and corporate strategies.

• Focused on strategic research into emerging technologies, including AI, ML, AR, and VR

• Led the development of a strategic partnership between our corporate VC and a leading startup accelerator

## VU Venture Partners
### Venture Partner
January 2022 - December 2022 (1 year)
San Francisco, California, United States

Multi-stage global venture capital fund

• Sourced investment opportunities through a structured weekly sprint process, improving deal flow quality and tapping into diverse channels.

• Developed investment theses across multiple verticals, conducted deep due diligence and secured four successful deals.

• Collaborated with General Partners with 45+ years of experience and investments in unicorns like Uber and Facebook, refining strategic deal-making processes.

Launched Raleway Ventures Angel Syndicate.

## M13
### Digital Product Manager
October 2019 - December 2021 (2 years 3 months)
Santa Monica, California

Early-stage VC with $400M Fund III

• Led the development of an edtech platform utilizing MySQL, headless CMS, and multiple APIs, collaborating with two international teams to create an innovative solution.

• Enhanced the platform with content strategies recommended by Operating Partners, aimed at accelerating the early-stage growth of startup companies.

• Curated and delivered tailored content on data, talent, brand, marketing, finance, and operations, providing founders with access to valuable resources and networks through the platform.

## WILL PACKER MEDIA
### Television Producer/Correspondent
June 2020 - September 2020 (4 months)
Los Angeles, California, United States

Grossed over $1 billion worldwide in the box office

• Served as a correspondent for the pilot season of "Central Ave.," leading impactful discussions on finance and technology for a wide audience.

• Delivered engaging content on Fox Television, ensuring segments were both informative and captivating for viewers.

• Conducted insightful interviews with industry experts, enriching the show with diverse perspectives.

• Pitched and produced a standout segment on Chamillionaire's transition from music to tech entrepreneurship, highlighting his inspiring journey.

## Black Enterprise Magazine
Editorial Producer
October 2016 - August 2019 (2 years 11 months)
San Francisco Bay Area

Premier resource for black entrepreneurs, black-owned businesses, and career, tech, and money content for black culture

• Created compelling written and video content focused on tech and entrepreneurship, blending digital media and journalism to tell resonant stories.

• Connected with top tech and entrepreneurship leaders, amplifying their stories across multiple channels to reach a wide audience.

• Led the organization of Black Enterprise's TechConnext conference, securing celebrity talent, sponsorships, and attendees to showcase tech innovation and entrepreneurship trends.

## Draper University - Entrepreneurship Programs
Entrepreneur-in-Residence | Co-star and Advisor on ABC Family's "Startup U"
October 2014 - June 2016 (1 year 9 months)
San Mateo, California

Founded by Tim Draper of Draper Fisher Jurvetson, Draper Associates, Draper University, and Draper Venture Network which collectively manages over $1 billion in assets under management (AUM)

• Founded 7AM, an early-stage edtech startup backed by Tim Draper, marking a pivotal step in my entrepreneurial journey.

• Mentored startups that collectively raised $250 million in funding, connecting them with prominent investors like Marc Andreessen, Tim Draper, and Marc Benioff.

• Served as a co-star and advisor on ABC Family's "Startup U," guiding tech entrepreneurs through a rigorous seven-week program led by Tim Draper.

## iHeartMedia
### Sr. Video Producer
September 2012 - October 2013 (1 year 2 months)
Greater Atlanta Area

#1 audio company in the United States

• Led the creative development of TV ads for radio stations across 267 markets, ensuring alignment with iHeartMedia's branding and resonating with diverse audiences.

• Managed all aspects of video production, from hiring the crew to overseeing on-set operations, bringing creative concepts to life with precision.

• Refined post-production using Adobe Creative Suite, ensuring the final advertisements met iHeartMedia's high standards for quality and impact.

## Varies
### Music Video Director
May 2005 - January 2013 (7 years 9 months)
United States

• Directed and produced music videos for high-profile artists including Justin Bieber, Sean Kingston, K Michelle, Jacob Latimore, and Diggy Simmons, bringing unique creative visions to life.

• Collaborated with major record labels such as Jive, Sony, Interscope, and Island/Def Jam, ensuring each project aligned with both the artists' visions and the labels' branding for commercial success.

Selected List:
Sean Paul: "Other Side of Love" (Atlantic Records)
K Michelle: "Can't Do This" (Jive Records)
OMG Girlz: "Gucci This, Gucci That" (Atlantic Records)
Jacob Latimore & Diggy Simmons: "Like Em All" (Jive Records)
Kourtney Heart & Soulja Boy: "My Boy" (Jive Records)
Mr. Sipp & Future: "Ham" (Atlantic Records)
Kandi: "Haven't Loved Right" (Warner Brothers)
Kandi, Tiny, Rasheeda: "Feel My Pain" (Warner Brothers)
Sean Kingston & Justin Bieber (Co-Direct): "Eenie Meenie" (Sony Records)
Veronica Vega: "Show Me" (Zone 4 / Interscope)
Madison Beer: "Unbreakable" (Island Records)

Day 26: "Made Love Lately" (Atlantic Records)
Dear Jayne: "Rain" (Capitol Records)

## CBS Television City
### Associate Producer
January 2010 - December 2012 (3 years)
Los Angeles, California, United States

Top-ranked U.S. network, leading in primetime viewership

• Demonstrated expertise in television production, excelling in talent and audience coordination, contestant management, and guest relations for high-profile CBS shows.

• Managed talent, audience, and guest logistics for major shows like "American Idol" and "Dancing with the Stars," ensuring smooth operations and timely production execution.

• Contributed to control room operations for CBS hits "The Bold and the Beautiful" and "The Price Is Right," enhancing live recording efficiency and maintaining broadcast quality.

## Radio One
### Producer
April 2004 - May 2008 (4 years 2 months)
Los Angeles, California, United States

Largest urban radio network in the United States

• Spearheaded live call-ins and audience engagement for radio broadcasts, enhancing content and driving promotions for shows like the Steve Harvey Morning Show and the John Salley Show.

• Crafted immersive visual storytelling through concert recap videos, seamlessly integrating them with audio content to elevate station branding and listener connection.

• Produced the popular "Night Beat" slow jams show, blending music and narrative to create a unique, engaging listener experience that significantly boosted the show's success.

———

# Education

## Loyola Marymount University
Bachelor of Arts (B.A.), Television Production

## Draper University
Entrepreneurship/Entrepreneurial Studies · (2014)